                                                              File No. 001-16189



                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)

                                     of the

                       SECURITIES AND EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                    BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

                                  NiSource Inc.
                               801 E. 86th Avenue
                             Merrillville, IN 46410

NORTHERN INDIANA PUBLIC
SERVICE COMPANY
BARGAINING UNIT TAX
DEFERRED SAVINGS PLAN

Financial Statements as of December 31, 2003 and
2002 and for the Year Ended December 31, 2003,
Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public
Accounting Firm

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

                                                                                                                 PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                            1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                                2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003                  3

   Notes to Financial Statements                                                                                  4-8

SUPPLEMENTAL SCHEDULE:

   Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003               10

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of the
Northern Indiana Public Service Company
Bargaining Unit Tax Deferred Savings Plan
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 10, 2004

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS  AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                2003               2002
ASSETS

Investments--at fair value:
  Mutual funds                              $ 58,866,537        $47,240,642
  Common stock fund                           19,480,438         17,427,431
  Money market fund                           10,848,141         12,428,479
  Participant loans                            1,761,940          1,860,286
                                            ------------        -----------

           Total investments                  90,957,056         78,956,838

Receivables:
  Participant contributions                       32,656             36,259
  Employer contributions                           3,500              3,973
                                            ------------        -----------

           Total receivables                      36,156             40,232
                                            ------------        -----------

NET ASSETS AVAILABLE FOR BENEFITS           $ 90,993,212        $78,997,070
                                            ============        ===========

See notes to financial statements.

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
  Contributions:
    Participant                                                $ 5,118,929
    Employer                                                       546,063
                                                               -----------

     Total contributions                                         5,664,992

  Investment income:
    Net appreciation in fair value of investments               10,815,327
    Dividends and interest                                       2,096,856
                                                               -----------

           Investment income                                    12,912,183
                                                               -----------

     Total additions                                            18,577,175
                                                               -----------

DEDUCTIONS:

   Benefits paid to participants                                (6,514,017)
   Transfers--net                                                  (59,998)
   Administrative expenses                                          (7,018)
                                                               -----------

     Total deductions                                           (6,581,033)
                                                               -----------

NET INCREASE                                                    11,996,142

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year             78,997,070
                                                               -----------

NET ASSETS AVAILABLE FOR BENEFITS-End of year                  $90,993,212
                                                               ===========

See notes to financial statements.

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF PLAN

      Northern Indiana Public Service Company (the "Company") is a wholly owned subsidiary of NiSource Inc. The following description of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL -- The Plan was established effective October 1, 1987. It is a defined contribution plan available to substantially all active bargaining unit employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PLAN ADMINISTRATION -- The Company serves as administrator and sponsor of the Plan. NiSource Inc. maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the "Trustee") holds all of the Plan's assets and executes all investment transactions.

      CONTRIBUTIONS -- Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

      The Company contributes an amount equal to 1/9th of a participant's pre-tax contribution that is invested in NiSource Inc. Common Stock Fund. Employees, age 50 and older, may direct matching NiSource Inc. Common Stock Fund contributions among any of the funds available in the Plan.

      ROLLOVERS FROM OTHER QUALIFIED EMPLOYER PLANS -- The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

      PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

      VESTING -- Participants are fully vested in their accounts at all times.

      PARTICIPANT LOANS -- Participants that have participated in the Plan for at least one year may borrow up to 50% from their accounts a minimum of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at prime rate plus 1% based on the last day of the previous month they take out the loan. Interest rates range from 4.75% to 9.5% at December 31, 2003. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant's primary residence, which allows repayment up to 15 years (30 years prior to January 1, 2002). Participants may only have two loans outstanding at any given time.

      PARTICIPANT WITHDRAWALS -- Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

                  Age 59-1/2 withdrawals;

                  Voluntary withdrawals from after-tax, rollover and matching contributions; and

                  Hardship withdrawals, subject to the Plan rules.

      A company matching contribution or hardship withdrawal may result in the suspension of the participant's deferral and company matching contributions for six months.

      PAYMENT OF BENEFITS -- All amounts distributed from a participant's account following termination of employment shall be distributed in one lump sum amount, in cash, or, if elected by the participant or beneficiary, in shares of NiSource Inc. common stock based on the numbers of whole shares allocated to the NiSource Inc. Common Stock Fund for the participant. If the amount payable under the plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

      TRANSFERS BETWEEN PLANS -- Transfers between plans occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

      EMPLOYEE STOCK OWNERSHIP PLAN -- The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan ("ESOP"). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time after they reach age 50. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

      VOTING AND TENDERING RIGHTS OF NISOURCE INC. COMMON STOCK FUND PARTICIPANTS -- Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares) or tendering shares during a tender offer, represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING -- The financial statements of the Plan were prepared using the accrual basis of accounting.

      USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. Participant loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

      PAYMENT OF BENEFITS -- Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES -- Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

3.    INVESTMENTS

      The following presents investments that represent 5% or more the Plan's net assets.

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                    2003              2002
* NiSource Inc. Common Stock Fund                                               $19,480,438        $17,427,431
  Fidelity Magellan Fund                                                         26,970,875         21,231,977
  Fidelity Growth and Income Fund                                                14,614,053         12,441,723
  Fidelity Retirement Money Market Fund                                          10,848,141         12,428,479
  Fidelity Intermediate Bond Fund                                                 6,630,365          6,697,180

* Includes nonparticipant-directed investments

      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds                                                                                      $  9,024,977
NiSource Inc. Common Stock Fund                                                                      1,790,350
                                                                                                  ------------

                                                                                                  $ 10,815,327
                                                                                                  ============

      The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:

                                                                            DECEMBER 31,
                                                                   -------------------------------
                                                                       2003                2002
* Net assets:
     NiSource Inc. Common Stock Fund                               $ 19,480,438        $17,427,431
                                                                   ============        ===========

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       2003
* Changes in net assets:
     Participant contributions                                     $  1,088,189
     Employer contributions                                             481,878
     Dividends and interest                                             975,378
     Participant loans, net                                              (2,327)
     Net appreciation in fair value of investments                    1,790,350
     Benefits paid to participants                                     (877,976)
     Transfers, net                                                     (30,326)
     Administrative expenses                                             (4,479)
     Net exchanges between investment options                        (1,367,680)
                                                                   ------------

                                                                   $  2,053,007
                                                                   ============

* Includes participant-directed investments

5.    RELATED-PARTY TRANSACTIONS

      The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the parent of the Company, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Additionally, certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.

7.    TAX STATUS

      The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated September 26, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                     ******

                              SUPPLEMENTAL SCHEDULE

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

FORM 5500 SCHEDULE H, LINE 4i
EIN: 35-0552990, PLAN: 003
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

         IDENTITY OF ISSUER,                            DESCRIPTION OF INVESTMENT,
          BORROWER, LESSOR,                     INCLUDING MATURITY DATE, RATE OF INTEREST,                           FAIR
          OR SIMILAR PARTY                         COLLATERAL AND PAR OR MATURITY VALUE                COST          VALUE
-----------------------------------------------------------------------------------------------------------------------------
*   NiSource Inc.                       Common Stock Fund                                          $ 15,927,746  $ 19,480,438
*   Fidelity Investments                Retirement Money Market Fund                                    **         10,848,141
*   Fidelity Investments                Magellan Fund                                                   **         26,970,875
*   Fidelity Investments                Contrafund                                                      **            386,130
*   Fidelity Investments                Equity Income Fund                                              **            283,231
*   Fidelity Investments                Growth Fund                                                     **            381,166
*   Fidelity Investments                Growth and Income Fund                                          **         14,614,053
*   Fidelity Investments                Intermediate Bond Fund                                          **          6,630,365
*   Fidelity Investments                Overseas Fund                                                   **          1,359,425
*   Fidelity Investments                Europe Fund                                                     **             79,539
*   Fidelity Investments                Pacific Basin Fund                                              **             72,760
*   Fidelity Investments                Balanced Fund                                                   **            458,854
*   Fidelity Investments                Puritan Fund                                                    **            978,048
*   Fidelity Investments                Small Cap Independent Fund                                      **            740,040
*   Fidelity Investments                Spartan U.S. Equity Index Fund                                  **          1,951,934
*   Fidelity Investments                Freedom Income Fund                                             **            268,341
*   Fidelity Investments                Freedom 2010 Fund                                               **          1,010,187
*   Fidelity Investments                Freedom 2020 Fund                                               **            292,263
*   Fidelity Investments                Freedom 2030 Fund                                               **             53,366
*   Fidelity Investments                Freedom 2040 Fund                                               **              8,707
    PIMCO Investments                   Total Return Fund (institutional)                               **            457,936
    PIMCO Investments                   Long-Term Government Fund                                       **            359,144
    PIMCO Investments                   Low-Duration Fund (institutional)                               **             65,722
    PIMCO Investments                   StockPLUS Fund (institutional)                                  **            111,848
    Janus Investments                   SmallCap Value Fund (institutional)                             **            700,427
    Dreyfus Investments                 Emerging Leaders Fund                                           **            209,772
    Morgan Stanley Investments          U.S. SmallCap Core Fund                                         **            108,323
    Vanguard Investments                U.S. Growth Investor Shares Fund                                **             82,640
    American Funds Investments          EuroPacific Growth Fund                                         **            231,441
*   Various Plan participants           Participant loans, with interest rates ranging from 4.75%
                                        to 9.5% and maturity dates ranging from January 2004
                                        to October 2031.                                                            1,761,940
                                                                                                                 ------------

    TOTAL ASSETS (HELD AT END OF YEAR)                                                                             90,957,056
                                                                                                                 ============

 *   Denotes a party-in-interest

**   Cost omitted for participant-directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in these Registration Statements of NiSource Inc. on Form S-8 File No. 333-19983, on Post-Effective Amendment on Form S-8 to Form S-4 File No. 333-33896-01 and on Post-Effective Amendment on Form S-3 to Forms S-4 File No. 333-33896 and File No. 333-33896-01 of our report dated June 10, 2004, appearing in the Annual Report on Form 11-K of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan for the year ended December 31, 2003.

/s/DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 28, 2004

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHERN INDIANA PUBLIC SERVICE COMPANY
BARGAINING UNIT TAX DEFERRED SAVINGS PLAN

By _________________________________________________
                 /s/ David J. Vajda
       Vice President & Treasurer, NiSource Inc.
           Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan for the fiscal year ended on December 31, 2003 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

___________________________________          ___________________________________
/s/ Gary L. Neale                            /s/ Michael W. O'Donnell
Chairman, President and                      Executive Vice President and
Chief Executive Officer                      Chief Financial Officer